Exhibit 99.5

4Front Holdings LLC

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

MD&A of 4Front Holdings LLC

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of 4Front Holdings LLC (the “Company”, “we”, “our”, “us” or “4Front”) is for the year ended December 31, 2017. It is supplemental to, and should be read in conjunction with, the Company’s audited consolidated financial statements and the accompanying notes for the years ended December 31, 2017 and 2016. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable United States securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Statement Regarding Forward-Looking Statements”, located at the beginning of this listing statement. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information.

The MD&A was prepared by management of the Company and approved by the Board of Managers on March 19, 2019.

All references to “$” are to United States dollars unless otherwise specified.

OVERVIEW OF THE COMPANY

4Front Holdings LLC (Holdings) is a Delaware limited liability company and was founded on September 15, 2016, with the contribution of the assets and liabilities of 4Front Ventures, Inc. (Ventures) (collectively the “Company”). Holdings operates licensed cannabis facilities in state-licensed markets in the United States. As of December 31, 2017, the Company operated a dispensary and a cultivation facility in Illinois. The Company owns dispensary/cultivation licenses in Massachusetts, and dispensary licenses in Pennsylvania and Maryland.

The Company operates a legacy consulting business that assists customers with acquiring cannabis licenses and operating cannabis facilities. The Company has tightened the focus of its professional services resources to more squarely support the advancement of its own license interests and those of its legacy clients in key markets, while providing more limited services to select new clients. Revenue from the consulting business will continue due to ongoing fees from existing contracts.

On November 26, 2018, the Company announced a tentative agreement to merge with Cannex Capital Holdings Inc. with a planned completion date of April 18, 2019. Cannex leases real estate and provides consulting services to cannabis cultivation facilities in the state of Washington. The merger is subject to due diligence, the negotiation of a final merger agreement, shareholder and unit holder approval, and regulatory approval. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. with respect to the business combination described above, whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the Resulting Issuer). Cannex and 4Front are arm’s length parties. In connection with the transaction, an application has been made to list the Resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (CSE). The transaction is subject to CSE approval, approval of the 4Front members and approval of at least 66 2/3% of the votes cast by Cannex shareholders at a special meeting expected to take place on April 18, 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee described above.

Highlights from the year ended December 31, 2017

2017 was a transformational year for 4Front, as we opened our first dispensary in Chicago, Illinois in July. We also constructed a cultivation facility in the Chicago area and began cultivating cannabis in small quantities. Below are some of the key events and highlights that were pivotal to our success in 2017:

•	We secured approximately $10 million in financing from the issuance of convertible notes.

•	We made great progress in securing real estate and getting ready for construction of cannabis facilities in Maryland and Massachusetts.

•	We made strategic investments in entities that will construct and manage two dispensaries in Maryland and one dispensary in Pennsylvania.

•	We made several strategic hires, bringing on board leaders and experts in construction management, operations, finance and accounting, and we improved the infrastructure of our business.

Looking forward, management believes that we are well positioned to construct and open more cannabis facilities and to gain control of additional cannabis licenses through the application process, acquisition, or strategic partnerships.

Operational and Regulation Overview

4Front’s operations are in full compliance with all applicable state and local laws, regulations and licensing requirements in the states in which we operate. As at December 31, 2017, the Company had operations in the state of Illinois. The Company also controls or manages licenses in Maryland, Pennsylvania and Massachusetts.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the audited annual consolidated financial statements of the Company at and for the years ended December 31, 2017 and 2016. The selected consolidated financial information below may not be indicative of the Company’s future performance.

(in thousands $)	As at and for the year ended December 31,		Change
	2017	2016	$	%
Revenue, net	$721	$669	$52	8%
Cost of goods sold	(1,039)	(74)	(965)	(1,304)%

Gross profit	(318)	595	(913)	n/m
General and Administrative expenses	(4,338)	(4,900)	562	11%
Other income (loss)	318	2,491	(2,173)	(87)%

Net loss	$(4,339)	$(1,814)	$(2,525)	(139)%

Total assets	$13,778	$6,665	$7,113	107%
Long-term liabilities	$9,804	$187	$9,617	n/m
n/m - Not meaningful

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

The Company derives its revenues from consulting services and the retail dispensary businesses where cannabis is sold to consumers. 4Front opened its first dispensary in Illinois in July 2017.

Revenue for the year ended December 31, 2017 was $721, an increase of $52, or 8%, from the year ended December 31, 2016. The increase was primarily due to the opening of the Illinois dispensary in July 2017. Revenue from cannabis will increase as additional dispensaries are opened and when the Illinois cultivation facility begins selling cannabis. Revenue from the consulting business is expected to decline as the Company concentrates on building and operating cannabis facilities.

Cost of goods sold and gross profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to cultivating and processing cannabis and amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, and allocated overhead which includes allocations of rent and utilities.

Cost of goods sold for the year ended December 31, 2017 was $1,039, an increase of $965, or 1,304%, from the year ended December 31, 2016. This increase is primarily due to production costs of cannabis in the Illinois cultivation facility. Plants were grown throughout the year with the intention of selling the flower on the wholesale market. Due to problems with the quality of the product no cultivated cannabis was sold in 2017 and the plants and materials harvested were eventually destroyed. The cost to grow these plants was written-off to cost of goods sold. Gross profit for 2017 was negative due to these write offs.

General and Administrative expenses

Total general and administrative expenses primarily consist of corporate personnel costs including salaries, benefits and share based compensation, professional service costs including legal and consulting, travel, and rent. We expect to continue to invest considerably in this area to support our aggressive expansion plans and to support the increasing complexity of the cannabis business. Furthermore, we expect to incur acquisition and transaction costs related to our expansion plans. We anticipate a significant increase in personnel costs, marketing costs, and legal and professional fees associated with preparing the company to be a publicly traded company.

Total operating expenses for the year ended December 31, 2017 was $4,338, a decrease of $562, or 11%, compared to the year ended December 31, 2016. This was primarily because 2016 included legal fees associated with a business dispute that resulted in a $3 million settlement.

Other Income (Loss)

Total other income for the year ended December 31, 2017 was $318, a decrease of $2,173 when compared to the year ended December 31, 2016. The decrease is because 2016 included a $3 million settlement for a business dispute. This was offset by a $1.04 million gain from the sale of an investment in a dispensary in 2017.

Net Loss

Net loss for the year ended December 31, 2017 was $4,339, an increase of $2,525 or 139%, as compared to a net loss of $1,814 for the year ended December 31, 2016. The increase in net loss was because 2016 included a $3 million gain on the settlement of a business dispute.

LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business, including capital expenditures, acquisitions, and for general corporate purposes. Our primary source of liquidity is funds generated by financing activities. When the Company made its decision to merge with Cannex Capital Holdings Inc. in November 2018, the Company elected to postpone its internal fundraising initiatives, which included a substantially negotiated secured promissory note exceeding $10 million in proceeds. In place of this note, an $8 million line of credit was obtained from Cannex. The Cannex loan is short-term, which results in the Company’s working capital deficit staying negative.

For the year ended December 31, 2017, the Company had a loss of $4,339,127, had negative cash flow from operations, and had a working capital deficit at December 31, 2017. The possibility of the cancelation of the Cannex merger creates a material uncertainty and casts significant doubt as to the ability of the Company to meet its obligations as they come due unless it is able to raise sufficient funds to enable it to reach profitability, and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption was inappropriate, and these adjustments could be material.

Management believes that if the Cannex merger is cancelled, that it will have time to execute existing fundraising initiatives and to repay any debt that comes due in the next year. Management has demonstrated its ability to raise capital and to secure loans in the past. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

	For the Year Ended		Change
Change in Cash (in thousands of $)	2017	2016	$	%
Net cash used in operating activities	$(4,299)	$(2,567)	$(1,732)	(67)%
Net cash used in investing activities	(5,132)	(2,521)	(2,611)	(104)%
Net cash provided by financing activities	10,977	3,425	7,552	221%

Change in cash	$1,546	$(1,663)	$3,209

As of December 31, 2017, the Company had $3,609 in cash, and a $689 working capital deficit (current assets minus current liabilities), compared with $2,062 in cash, $400 of restricted cash and a $1,893 of working capital deficit as of December 31, 2016.

Cash used in operating activities

Net cash used in operating activities was $4,299 for the year ended December 31, 2017, an increase of $1,732, or 67%, as compared to $2,567 for the year ended December 31, 2016. The increase was primarily due to higher costs to grow cannabis at our Illinois cultivation facility and an increase in interest paid.

Cash used in investing activities

Net cash used in investing activities was $5,132 for the year ended December 31, 2017, an increase of $2,611, or 104%, compared to $2,521 for the year ended December 31, 2016. The increase was due to an increase in capital expenditures for the buildout of the Illinois dispensary and the Illinois cultivation facility in 2017. This was partially offset by cash received for the sale of the investment in a dispensary.

Cash provided by financing activities

Net cash provided by financing activities was $10,977 for the year ended December 31, 2017, an increase of $7,552, or 221%, compared to $3,425 for the year ended December 31, 2016. The increase was due to the issuance of $10.12 million in convertible debt in 2017, which was partially offset by the issuance of $3.425 million of debt in 2016.

Contractual Obligations

The Company and its subsidiaries have entered into operating lease agreements for the corporate offices, a cultivation facility and dispensaries. The following represents the Company’s commitments in relation to its operating leases:

(in thousands $)	Amount
Not later than one year	$317
Later than one year and not later than five years	1,211
Later than five years	2,306

Total	$3,834

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Related party notes receivable

As described in Note 16 of the consolidated financial statements, the Company has outstanding notes receivable with related parties totaling $2,982,000 and $835,000 at December 31, 2017 and 2016, respectively. The interest rates on the notes range from 0-18%. Interest income on the notes amounted to $175,000 and $61,000 for the years ended December 31, 2017 and 2016, respectively.

Related party notes payable

As described in Note 10 of the consolidated financial statements, the Company has outstanding notes payable with related parties totaling $3,505,000 and $3,262,000 at December 31, 2017 and 2016 respectively. The interest rate is between 5% and 10%.

SUBSEQUENT TRANSACTIONS

On April 4, 2018, Mission Massachusetts Inc., a related party to the Company, converted from a not-for-profit for state purposes, to a new entity, Mission MA, Inc., which is a for-profit entity for state purposes. The Company is evaluating the effect of this conversion for the 2018 year.

On June 12, 2018, the Company opened a cannabis dispensary in Allentown Pennsylvania.

From February 2018 through June 2018, the Company completed a financing of Class D units for proceeds of $13.4 million. The price of all Class D units was $442.50. The Class D units receive a preferred return of 5% that has a preference that is similar to the Class A units. After the Class A units and the Class D units receive their full preferred return, the Class D units participate with the Class B and the Class C units in any additional distributions except that the Class D units additional distributions are reduced by the value of the Class D preferred return. The Class D units have a right to elect one Manager who will sit on the Board of Managers.

Because more than $10 million of Class D units were sold, the owners of convertible debt had the option of converting their debt into Class D units. All of the holders of the outstanding $10.1 million in convertible debt converted their debt into Class D units as of June 2018.

The holder of a $3,000,000 note payable agreed to convert the $3,000,000 balance of the note plus $301,096 in accrued interest into Class D units at $442.50 each. This conversion was completed in June 2018. Stock warrants in Ventures that were held by the note holder were also exercised in exchange for 2,238 shares of Ventures’ common stock.

On April 19, 2018 the Company, through an affiliate, purchased a 34.17% interest in Mission Pennsylvania II LLC from a non-controlling interest by issuing a $2,000,000 note. On August 29, 2018, the Company exchanged the note for 4,520 Class E units with a value of $2,000,100. The Class E units have similar rights to the Class D units. On November 13, 2018, the Company, through an affiliate, purchased the 15.83% interest in Mission Pennsylvania II LLC for $500,000 plus 693.27 Class F Units from a non-controlling interest.

On August 31, 2018, the Company borrowed $3,000,000 through a note that matures on December 31, 2018, accrues interest at 20 percent per annum and requires no payments prior to maturity. The Company repaid the principle of $3,000,000 plus accrued interest of $184,027 in December 2018.

In September and October 2018, the Company sold approximately $30 million in Class F units to investors at $486.75 per unit. The proceeds were used to finance the Healthy Pharms Inc. acquisition and for general business purposes.

During November 2018, $250,000 in debt plus accrued interest was converted into Class F units.

On November 13, 2018, the Company completed an acquisition of Healthy Pharms Inc., an entity that owns a cannabis license in Massachusetts and operates two dispensaries and one vertically integrated cultivation facility. The purchase price was $27 million and was paid in cash by issuing 7,605 Class E units and the issuance of a $3,500,000 note payable. The interest rate of the note is 15% per annum, requires quarterly interest only payments, and the principal is due on November 13, 2019. In addition, the Company agrees to pay up to $6.06 million to the sellers for the value of the Healthy Pharms Inc. inventory. Payments are due on March 13, 2019 and July 13, 2019 (based on gross sales), with the final payment due on November 13, 2019. The final payment is subject to being reduced by up to $2.43 million under certain circumstances.

Selected line items from the Company’s pro-forma Consolidated Statements of Operations for the years ended December 31, 2017 and 2016, are presented below:

	4Front Holdings For the Year Ended		Healthy Pharms Inc. For the Year Ended		Pro-forma Results For the Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016	2017	2016
Revenue, net	$721,009	$668,858	$1,992,416	$—	$2,713,425	$668,858
Gross profit (loss)	(318,408)	594,715	1,942,087	—	1,623,679	594,715
Net operating loss	(4,656,765)	(4,305,542)	(336,561)	(642,501)	(4,993,326)	(4,948,043)
Net loss	(4,339,127)	(1,814,342)	(1,837,261)	(988,975)	(6,176,388)	(2,803,317)

On November 26, 2018, the Company announced a tentative agreement to merge with Cannex Capital Holdings Inc. with a planned completion date of March 15, 2019. Cannex leases real estate and provides consulting services to cannabis cultivation facilities in the state of Washington. The merger is subject to due diligence, the negotiation of a final merger agreement, shareholder and unit holder approval, and regulatory approval. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

On December 24, 2018, the Company received an $8 million line of credit from Cannex to be used prior to the merger. This line can be used for general corporate expenses and for acquisitions. If the merger is cancelled, the balance on the line of credit must be repaid within 90 days from the date of cancelation.

On February 22, 2019, the Company completed an acquisition of Greens Goddess Products, Inc, an entity that owns a cannabis license in Arizona and operates a dispensary in Phoenix. The purchase price was $6 million and $3.35 million was paid in cash and $2.5 million was paid in kind by issuing 5,136.11 Class F units. The remaining $150,000 will be used to pay income taxes for 2018 or will be paid to the seller. In March, the Company settled certain legal matters on behalf of Greens Goddess Products, Inc. for approximately $350,000.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. with respect to the business combination described above, whereby the former securityholders of Cnnex and 4Front will become securityholders in the combined company (the Resulting Issuer). Cannex and 4Front are arm’s length parties. In connection with the transactions, an application has been made to list the resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (CSE). The transaction is subject to CSE approval, approval of the 4Front members and approval of at least 66 2/3% of the votes cast by Cannex shareholders at a special meeting expected to take place on April 18, 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee described above.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

(i)	Estimated Useful Lives and Depreciation of Property and Equipment (Also see Note 6)

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(ii)	Estimated Useful Lives and Amortization of Intangible Assets (Also see Note 8)

Amortization of intangible assets is recorded on a straight-line basis over the estimated useful life of the intangible asset. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(iii)	Biological Assets

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

(iv)	Share-Based Compensation

The fair value of share-based compensation expenses are estimated using the Black-Scholes pricing model and rely on a number of estimates, including the life of the grant, the volatility of the underlying unit price, the risk free rate of return, and the estimated rate of forfeiture of units granted.

(v)	Business Combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its acquisition-date fair value and is included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Amortization of intangible assets is recorded on a straight-line basis over estimated useful lives.

Financial Instruments

The Company’s financial instruments consist of cash, restricted cash, account receivable, notes receivable and accrued interest from related parties, accounts payable, other current liabilities, notes payable to related parties, and convertible notes. The carrying values of these financial instruments approximate their fair values as of December 31, 2017 and 2016.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the years ending December 31, 2017 and 2016.

Income taxes

Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or losses are allocated to the members in accordance with the limited liability company operating agreement. Therefore, there is no provision for federal or state income taxes in the accompanying consolidated financial statements.

For the corporate subsidiaries, deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis. At December 31, 2017 and 2016, deferred tax assets and liabilities were immaterial.

Certain 4Front Holdings LLC’s subsidiaries are subject to U.S. Internal Revenue Code Section 280E. This section disallows deductions and credits attributable to a trade or business trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

The Company would recognize any potential accrued interest and penalties related to unrecognized tax benefits as part of its tax provision as interest or penalty expense, as applicable. The Company had no penalties or interest related to income taxes for periods ended December 31, 2017 and 2016.

Impairment on promissory notes receivable

At each reporting date the Company assesses whether there is objective evidence that a promissory note receivable is impaired. A promissory note receivable is deemed to be impaired, if, and only if, there is objective evidence of impairment resulting from one or more events that have occurred after the initial recognition of the note and that event has an impact on the estimated future cash flows of the promissory note receivable.

CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

New standards and interpretations issued but not yet adopted

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

(i)	IFRS 7, Financial Instruments: Disclosure

IFRS 7, Financial Instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments, which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company was not able to evaluate all impacts of this pronouncement, but will adopt the pronouncement in 2018. The Company does not expect a significant impact on its consolidated financial statements from the adoption of this new standard.

(iii)	IFRS 15, Revenue from Contracts with Customers

The IASB replaced IAS 18, Revenue, in its entirety with IFRS 15, Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company was not able to evaluate all impacts of this pronouncement, but will adopt the pronouncement in 2018. The Company does not expect a significant impact on its consolidated financial statements from the adoption of this new standard.

(iv)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of December 31, 2017 and 2016, the maximum credit exposure related to the carrying amounts of Notes Receivable and Accrued Interest from Related Parties were $3.0 million and $0.8 million respectively.

The Company maintains cash with federally insured financial institutions. As of December 31, 2017 and 2016, the Company exceeded federally insured limits by approximately $3.0 million and $1.5 million respectively. The Company has historically not experienced any losses in such accounts.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

In addition to the commitments outlined in Note 17, the Company has the following contractual obligations:

	<1 Year	1 to 3 Years	3 to 5 Years	Greater than 5	Total
Accounts Payable and
Accrued Liabilities	$556,180	$—	—	$—	$556,180
Deferred Rent	83	909	640	119,006	120,638
Notes Payable	3,795,041	—	—	—	3,795,041
Convertible Notes	—	9,436,124	—	—	9,436,124

(c)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values.

Capital risk management

The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of members’ equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new units, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2017.

OUTSTANDING SHARE DATA

The following share capital data is as of December 31, 2017:

Shares Outstanding (expressed in units)
Class A preferred units	500,000
Class B units	135,108
Class C units	9,698

Total	644,806